Clint B. Davis
Senior Vice President, Legal Affairs & General Counsel
201 Technology Dr. • Irvine • California • 92618
Main Line:     949.450.5400
Direct Line:     949.450.5425
Facsimile:     949.450.5310
Website: www.endocare.com

April 29, 2009
Via Edgar and Facsimile
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
100 F. Street, N.E.
Washington, DC 20549

Attention:	Mr. Jay Ingram Mr. Ruairi Regan

Re:	Endocare, Inc. Registration Statement on Form S-4 File No. 333-156921
Ladies and Gentlemen:
Reference is made to the Registration Statement on Form S-4 of Endocare, Inc. (the “Company”), originally filed with the Securities and Exchange Commission (the “Commission”) on January 23, 2009 (as amended to date, the “Registration Statement”), and to the comment regarding the Registration Statement received from the staff of the Commission (the “Staff”) by letter dated April 24, 2009 (the “Staff Letter”). The comment in the Staff Letter has been incorporated into this response letter for your convenience.
Capitalized terms used in this response letter and not otherwise defined herein have the meanings ascribed to them in the Registration Statement.
General
1.	We note your response to prior comment 2. Expand to explain when the board expects to complete its evaluation of the HealthTronics offer. Also explain how the registrant intends to convey this additional material information to shareholders, including the analyses the Board has undertaken to support its recommendation. Describe how the registrant will ensure that shareholders have sufficient time to evaluate the updated Board information and an opportunity to vote or change their votes based on this information. Confirm that the additional information will clearly explain the advantages of the transaction that the Board ultimately recommends so shareholders may make informed voting decisions. We may have further comments.
Response to Comment #1
Supplementally, the Company advises the Staff that the Company’s board of directors is still in the process of evaluating the April 2009 HealthTronics Proposal consistent with its fiduciary duty obligations under Delaware law, which includes collecting and analyzing due diligence and other information appropriate for such evaluation. This process requires the Company to obtain information and analyses from HealthTronics, the Company’s advisors and other third parties, the timing of which is not completely within the control of the Company or its board of directors. As a result, the Company’s board of directors is presently unable to establish a definitive date by which its evaluation of the April 2009 HealthTronics Proposal will be concluded. However, as noted in the proposed disclosure set forth below, the Company’s board of directors expects to complete its evaluation by May 15, 2009. This will provide the Company’s stockholders with a reasonable amount of time to receive and review the prospectus supplement containing the Company board of directors’ conclusions regarding the Galil Merger and the April 2009 HealthTronics Proposal and to submit their proxies prior to the Company’s special meeting. Furthermore, in the event that the board of directors’ final determination with respect to the April 2009 HealthTronics Proposal is delayed, the Company will commit to allow at least 10 calendar days from the date the prospectus supplement is mailed prior to holding its special meeting, even if such delay requires the Company to temporarily postpone the special meeting. Finally, as referenced above, upon concluding its evaluation of the April 2009 HealthTronics Proposal, should the Company’s board of directors determine that the April 2009 HealthTronics Proposal is not a “Superior Proposal” under the Merger Agreement, the Company will promptly file with the Commission and mail to its stockholders a prospectus supplement. The Company confirms that the prospectus supplement will contain all additional information material to the Company’s stockholders regarding its board of directors’ evaluation, including the reasons underlying the Company board of directors’ conclusions regarding the Galil Merger and the April 2009 HealthTronics Proposal and the advantages of the Galil Merger over the April 2009 HealthTronics Proposal. The Company further confirms that it will include a new proxy card with any prospectus supplement mailed to its stockholders.
In response to the comment contained in the Staff Letter, the Company proposes to add the following disclosure relating to the Company board of directors’ ongoing evaluation of the April 2009 HealthTronics Proposal to the cover page of the proxy statement/prospectus forming a part of the Registration Statement and substantially identical disclosure in each relevant place throughout the Registration Statement (underlined text connotes additional disclosure intended to address the comment contained in the Staff Letter):
However, on April 9, 2009, Endocare received a written proposal from HealthTronics, Inc. (“HealthTronics”), offering to purchase all of Endocare’s outstanding common stock for $1.25 per share, with Endocare stockholders having the ability to elect to receive either cash or HealthTronics’ common stock as consideration (the “April 2009 HealthTronics Proposal”). The proposal is subject to negotiation of a definitive written agreement and due diligence. The Endocare board of directors has had preliminary discussions regarding the April

2009 HealthTronics Proposal, in consultation with Endocare’s management and legal and financial advisors. The Endocare board of directors has determined that the April 2009 HealthTronics Proposal could reasonably be expected to lead to a “Superior Proposal” as defined in the Merger Agreement and is in the process of further evaluating the April 2009 HealthTronics Proposal, including conducting due diligence and collecting other information appropriate for such evaluation. The Endocare board of directors has not determined that the April 2009 HealthTronics Proposal is in fact a Superior Proposal. At this time, the Endocare board of directors continues to believe that the Merger with Galil is in the best interests of Endocare and its stockholders. However, in the exercise of its fiduciary duties, the Endocare board of directors believes that a full assessment of the April 2009 HealthTronics Proposal should be conducted before making any final determination regarding the April 2009 HealthTronics Proposal. Upon concluding its evaluation of the April 2009 HealthTronics Proposal, should the Endocare board of directors determine that the April 2009 HealthTronics Proposal is not a “Superior Proposal” under the Merger Agreement, the Endocare board of directors will promptly provide Endocare’s stockholders with all additional information material to such stockholders regarding its evaluation, including the reasons underlying the Endocare board of directors’ conclusions regarding the Galil Merger and the April 2009 HealthTronics Proposal and the advantages of the Galil Merger over the April 2009 HealthTronics Proposal, through the filing and distribution to Endocare stockholders of a prospectus supplement to the Form S-4 of which this proxy statement/prospectus forms a part. The Endocare board of directors expects to complete its evaluation by May 15, 2009 which will provide Endocare stockholders with a reasonable amount of time to receive and review the prospectus supplement containing the Endocare board of directors’ conclusions regarding the Galil Merger and the April 2009 HealthTronics Proposal and to submit their proxies prior to the Endocare special meeting. In the event that the Endocare board of directors’ final determination with respect to the April 2009 HealthTronics Proposal is delayed, Endocare will allow at least 10 calendar days from the date the prospectus supplement is mailed prior to holding its special meeting, even if such delay requires Endocare to temporarily postpone the special meeting. Endocare stockholders should understand that, until they have received the prospectus supplement, they may not have the most up-to-date information regarding the Endocare board of directors’ evaluation of the April 2009 HealthTronics Proposal and should consider waiting to provide their proxies for the Endocare special meeting until the Endocare board of directors announces its determination with respect to the April 2009 HealthTronics Proposal. There can be no assurances that the Endocare board of directors will determine that the April 2009 HealthTronics Proposal constitutes a Superior Proposal or, if it makes such a determination, that a transaction with HealthTronics will be consummated.
* * * * *

The Company respectfully requests the Staff’s assistance in completing the review of the proposed disclosure set forth above as soon as possible. Please direct any comments or questions regarding this response letter to Michelle A. Hodges or David C. Lee, of Gibson, Dunn & Crutcher LLP, the Company’s outside counsel, whose contact information is indicated on the cover page of the Registration Statement.

Very truly yours,
/s/ Clint B. Davis
Clint B. Davis
General Counsel

cc:	Michael R. Rodriguez, Endocare, Inc. Michelle A. Hodges, Gibson Dunn & Crutcher LLP David C. Lee, Gibson Dunn & Crutcher LLP Drew Bordages, Gibson Dunn & Crutcher LLP Julia Jun, Ernst & Young LLP